UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1.	Investment Company Act File Number: 811-22298			Date examination completed: November 30, 2025
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: Adaptive Alpha Opportunities ETF, Adaptive Hedged Multi-Asset Income ETF, RH Tactical Outlook ETF, and RH Tactical Rotation ETF
4.	Address of principal executive office (number, street, city, state, zip code): 116 South Franklin Street, Rocky Mount, NC 27804

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.

All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

STARBOARD INVESTMENT TRUST

116 South Franklin Street – PO Box 69

Rocky Mount, NC 27802

August 03, 2026

Tait, Weller & Baker LLP

Two Liberty Place

50 South 16th Street, Suite 2900

Philadelphia, PA 19102

Ladies and Gentlemen:

In connection with your examination of the Adaptive Alpha Opportunities ETF, Adaptive Hedged Multi- Asset Income ETF, RH Tactical Outlook ETF and RH Tactical Rotation ETF (the “Funds”), each a series of Starboard Investment Trust, Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) as of November 30, 2025 and from July 31, 2025 through November 30, 2025, for the purpose of expressing an opinion about whether the Funds has complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”), in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of November 30, 2025, and from July 31, 2025 through November 30, 2025 with respect to securities and similar investments reflected in the investment accounts of the Fund.

2. We are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940 and for our assertion about such compliance.

3. We are responsible for establishing and maintaining effective internal control over compliance.

4. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940.

5. All relevant matters are reflected in the evaluation of the Funds’ compliance with the specified requirements.

6. We are responsible for selecting the specified requirements and for determining that the specified requirements are suitable, will be available to intended users, and are appropriate for the purpose of the engagement.

7. There are no deficiencies in internal control relevant to compliance with the specified requirements of which we are aware.

8. We have no knowledge of any actual, suspected, or alleged fraud or noncompliance with laws or regulations affecting the Funds’ compliance with the specified requirements.

9. There are no known events subsequent to the period of the Funds’ compliance with the specified requirements that would have a material effect on its compliance with the specified requirements or its assertion about such compliance.

10. There is no known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940, including noncompliance occurring after November 30, 2025.

Tait, Weller & Baker LLP
August 03, 2026

Page Two

11.	Under the terms of the agreement, we have provided you with all relevant information and access to information and personnel in connection with your examination of compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940.

12.	There are no known matters that may contradict the Funds’ compliance with the specified requirements during or subsequent to the period covered by your report, and we have disclosed to you all communications from regulatory agencies, internal auditors, other independent accountants or consultants, and others regarding possible noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940.

13.	We have responded fully to all inquiries made to us by you during the engagement.

Very truly yours,

STARBOARD INVESTMENT TRUST

/s/ Katherine M. Honey

Katherine M. Honey, President

/s/ Peter McCabe

Peter McCabe, Treasurer

taitweller.com

Report of Independent Public Accountant

To the Board of Trustees of

Starboard Investment Trust

We have examined management of Starboard Investment Trust’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Adaptive Alpha Opportunities ETF, Adaptive Hedged Multi-Asset Income ETF, RH Tactical Outlook ETF, and RH Tactical Rotation ETF (the “Funds”), each a series of Starboard Investment Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of November 30, 2025. The Funds’ management is responsible for their assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of November 30, 2025, and with respect to agreement of security purchases and sales, for the period from July 31, 2025 (the date of the last examination) through November 30, 2025:

●	Confirmation of all securities held by institutions in book entry form with Clear Street, LLC (“Clear Street”).

●	Reconciliation of all such securities between the books and records of the Funds and Clear Street.

●	Test a sample of transactions since our last report from the books and records of the Funds to monthly Clear Street bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that Adaptive Alpha Opportunities ETF, Adaptive Hedged Multi-Asset Income ETF, RH Tactical Outlook ETF, and RH Tactical Rotation ETF complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of November 30, 2025, with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Starboard Investment Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

August 03, 2026